Exhibit 4.54

Baidu Promotion Agency Agreement

Contract Number:

Party A: Baidu Online Network Technology (Beijing) Co., Ltd.

Legal representative: SHEN Haoyu

Address: No. 10 Shangdi 10th Street, Haidian District, Beijing

Contact: SHI Youcai

Telephone: 8610-59928222

E-mail: shiyoucai@baidu.com

Post code: 100085

Bank: China Merchants Bank, Beijing Branch, Beisihuan Sub-branch

Account number: 866180196910001

Party B:  Beijing Baidu Netcom Science and Technology Co., Ltd.

Legal representative:  LIANG Zhixiang

Address:  2/F, Baidu Building, 10 Shangdi 10th Street, Haidian District, Beijing

Contact:

Telephone: 10-59928888

E-mail:

Post code: 100085

Bank: China Merchants Bank, Shangdi Sub-branch

Account number:  110902160610706

(Party A and Party B, collectively, the “Parties”)

This AGENCY AGREEMENT (this “Agreement”) is made by Party A and Party B, each being a company incorporated and existing under the laws of the People’s Republic of China.

WHEREAS

1. Party B is authorized by Party A to manage Party A’s advertising agents in Beijing for the purpose of promoting “Baidu Promotion” technical services (including existing Baidu Promotion and its derivative services, “Baidu Promotion”) for Party A.

2. Party B agrees to conduct the promotion contemplated under Section 1 required by Party A.

NOW, THEREFORE, the Parties agree and intend to be bound as follows:

I, Scope and Term

1. The agents will be designated by Party A in writing. Party A has the discretion to change the agents from time to time, provided that such change will be notified to Party B in writing no less than [  ] days in advance. Party B agrees to accept such agents designated by Party A.

2. This Agreement has a term of twelve months, commencing on January 1, 2010 and ending on December 31, 2010.

II. Rights and Obligations of Party A

1. Party A will grant to Party B an “agent management account” in connection with Baidu Promotion, which account is owned by Party A. Party B may not use this management account if Party A withdraws its authorization granted to Party B under this Agreement.

2. Party A authorizes Party B to conduct marketing activities as an agent for Baidu Promotion.

III. Rights and Obligations of Party B

1. Party B will provide user name and password to an account of “Baidu Promotion” to its subscriber that subscribes to this account through the marketing efforts of Party B. Party B will keep in confidence all information in and of this account and, if failing to do so, will be held liable for Party A and the client.

2. Without written consent from the end subscriber, Party B may not change any information of the end subscriber, including without limitation any change of account information, submission or change of any key words, and change of bidding price.

3. In connection with its activities promoting the products relating to “Baidu Promotion”, Party B will describe the products to clients according to the promotional materials provided by Party A. Without prior written consent from Party A, Party B may not use or distribute any other promotion materials.

4. Party B will make good maintenance of all of its operation records relating to the products of Party A for a period no less than three years for inspection by or provision to Party A at the request of Party A. Upon expiration or termination of this Agreement, Party B will return all such operating records to Party A and may not keep any copy or duplicate thereof. Party B will grant access to its operating area as well as any materials including invoices for inspection by any person designated by Party A.

IV. Performance Indicator

1. During the term of this Agreement, the performance of marketing efforts of Party B for each quarter will be benchmarked on the performance indicators set forth under the Exhibit hereto, which indicators will be provided to Party B from Party A in writing within 15 business days upon quarterly end.

2. Baidu Promotion Performance Indicator Percentage:

Performance indicator	Definition of performance indicator	Percentage
Click consumption	aggregate number of click consumption generated by all end-users during any given quarter	100%

V. Discount, Review, Reward and Penalty

1. Party A will grant a certain discount to Party B, the details of which will be provided separately by Party A in writing. Party A may make changes to the discount from time to time provided it will notify Party B of such change no less than [  ] days in advance. Party B agrees to accept the discount provided by Party A.

2. It is agreed by the Parties that Party A may set forth a system for performance review, reward and penalty under the notice described under the preceding paragraph. Party A may terminate this Agreement if Party B fails such review.

VI. Extension

1. Any Party may request extension of this Agreement in writing to the other Party within fifteen (15) prior to the expiration of this Agreement, which extension will be made in written agreement upon signatures of the Parties.

VII. Confidentiality

1. Each of the Parties will keep in confidence all written materials, product prices, agency policies and other business secrets relating to or under this Agreement, and may not disclose any of such material or information to any third party. If any Party fails to do so, the other Party may hold the failing Party for any loss as well as legal liabilities.

2. This confidentiality clause will survive invalidity, termination, expiration or unenforceability of this Agreement.

3. Breach of this confidentiality clause by Party B will constitute its material breach under this Agreement, under which circumstance Party A may terminate the agency of Party B and the deposit provided by Party B will not be refundable. If such deposit is not sufficient to indemnify Party A for the losses incurred by it, Party B will be held liable for the portion of such losses exceeding the deposit.

VIII. Disclaimer

1. Party A will not be held liable if:

1) the “Baidu Promotion” services fail to be successfully registered other than by willful or negligent act of Party A;

2) Party B or any client introduced by Party B suffers any loss due to its own willful or negligent act;

3) Baidu conducts any commissioning, upgrade, improvement, or service sampling upon Baidu Promotion, which has any effect upon Party B; or

4) Party A fails to perform its obligations under this Agreement due to any force majeure event.

2. If Party A has to indemnify Party B for any reason, such indemnification will be capped at the amount of the outstanding funds with Baidu Promotion account of the subscribers introduced by Party B during that year (excluding any discount provided by Party A to Party B).

IX. Dispute Resolution

1. Any dispute arising from or in connection with this Agreement will be resolved by the Parties through negotiations; if such negotiations fail, the Parties agree to submit the dispute to the jurisdiction of Beijing Haidian District People’s Court, being the court at the place where Baidu’s server is located, or its superior court.

X. Effectiveness

1. This Agreement is effective upon affixture of corporate or contract seals by the Parties. The rights and obligations of the Parties as of January 1, 2010 are bound by this Agreement. This Agreement is in two copies with each Party holding one copy. The Exhibit attached hereto is an integral part of and is equally authentic with this Agreement.

2. Any matter not provided under this Agreement will be performed with reference to the Baidu Policies for Promoting Regional General Agency.

Party A: Baidu Online Network	Party B: Beijing Baidu Netcom
Technology (Beijing) Co., Ltd.	Science and Technology Co., Ltd.

Signature/seal: /s/ Haoyu Shen	Signature/seal: /s/ Zhixiang Liang
Date: January 1, 2010	Date: January 1, 2010

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